Exhibit 99.1

Pembina Pipeline Corporation Announces Participation in Peter's and Company Energy Conference, Canaccord Genuity Infrastructure Conference and September 2012 Dividend

CALGARY, Sept. 6, 2012 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has declared a September 2012 cash dividend of $0.135 per share to be paid, subject to applicable law, on October 15, 2012 to shareholders of record on September 25, 2012. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their dividends in U.S. funds, the September 2012 cash dividend will be approximately U.S.$0.133 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9825. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

Peter's and Co. 2012 Energy Conference

Peter Robertson, Vice President, Finance and Chief Financial Officer, is pleased to be presenting at the Peter's and Co. Energy Conference in Toronto, Ontario on Wednesday, September 12, 2012 at 1:15p.m. eastern time. A link to the webcast will be available on Pembina's website at www.pembina.com.

Canaccord Genuity 2012 Infrustructure Conference

Peter Robertson, Vice President, Finance and Chief Financial Officer, is pleased to be participating at the Canaccord Genuity Infrustructure Conference in Toronto, Ontario on Thursday, September 13, 2012 at 8:00a.m. eastern time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider with nearly 60 years serving North America's energy industry. Pembina owns and operates: pipelines that transport conventional crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and an oil and natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the natural gas liquids markets in eastern Canada and the U.S. Pembina also offers a full spectrum of midstream services that span across its operations. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively.  Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:28e 06-SEP-12